February 27, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	Ardmore Shipping Corporation
Amendment No. 1 to Registration Statement on Form F-1
Filed February 27, 2014
File No. 333-193918

Dear Mr. Dobbie:

Reference is made to the registration statement on Form F-1 (the “Registration Statement”) of Ardmore Shipping Corporation (the “Company”) that was filed via EDGAR with the Securities and Exchange Commission (the “Commission”) on February 13, 2014. By letter dated February 26, 2014 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Registration Statement. The Company has today filed an amended registration statement on Form F-1 (the “Amended Registration Statement”) via EDGAR with the Commission, which responds to the Staff’s comments contained in the Comment Letter. In addition, the Amended Registration Statement includes certain updates to account for the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. Page numbers referenced are to the Amended Registration Statement.

Attached hereto as Appendix I is the Company’s written acknowledgement to the Commission in connection with any request for acceleration of the effective date of its pending registration statement on Form F-1.

Tax Considerations, page 124

Irish Tax Considerations, page 125

1.	Please revise this section to remove the language that it is a “summary” and “is of a general nature only.”

In response to the Staff’s comment the Company has revised the disclosure on page 125 to remove any language indicating that this section is a summary or is of a general nature.

Exhibits

2.	We note that the legality and tax opinions refer to an exchange offer. Please revise both opinions to reference this offering.

In response to the Staff’s comment the Company has included revised opinions in its filing of the Amended Registration Statement to accurately reference the proposed offering.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1420 or Andrei Sirabionian at (212) 574-1580.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Robert E. Lustrin
Robert E. Lustrin

Appendix I

ARDMORE SHIPPING CORPORATION

69 Pitts Bay Road, Hamilton, HM08,

Bermuda

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Justin Dobbie, Legal Branch Chief

February 27, 2014

Re:	Ardmore Shipping Corporation
Registration Statement on Form F-1
File No. 333-193918

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ARDMORE SHIPPING CORPORATION

By:	/s/ Anthony Gurnee
Name:	Anthony Gurnee
Title:	Chief Executive Officer, President and Director